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Email : invest@pvp.com

Welcome to PvP

Building the largest industry-specific social platform ever created and giving gaming creators worldwide a new home.

PvP is the first true gamer social community and the ultimate gaming hub.





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Form C Filings
View Offering Details

With more than 600 investors we have raised over $327,000 through crowdfunding.



As Seen In



IGN | Entrepreneur | GAME ENTHUSIAST

INVESTMENT OPPORTUNITY

The global need for true gamer community remains unfulfilled.

Growth Opportunity

Problem

Solution

Traction

The Product

Gaming is Bigger Than All Other Media Categories Combined and The Creator Economy is Exploding

"Authentic, real-time connection is driving meaningful growth and is set to underpin the future landscape of social media apps." (source)

We operate within a $57.9BN global market opportunity - that's a fast growing industry with a 13.4% projected CAGR through 2023 (source).

2019 consumer video game spend was $120B, three-times the size of the entire global box office (source).

Gaming Is Bigger Than All Other Media Categories Combined.

Fundraise Highlights



- **Regulation CF**
  Raise Description
- **$500 per investor**
  Minimum Investment
- **Common Stock**
  Security Type



PVP.COM
THE SOCIAL GAMING
COMMUNITY TO

- US $0.96
  Price per Share

Investment Incentives & Bonuses

All Investors:

Investor Badge on PvP Profile.

Time-Based Perks

Friends and Family

Invest within the two week and receive 20% Bonus Shares.

Super Early Bird

Invest within the first four weeks and receive 15% Bonus Shares.

Early Bird

Invest within the first six weeks and receive 10% Bonus Shares.

Early Adopters

Invest within the eight weeks and receive 5% Bonus Shares.

Volume-Based Perks

Tier 1 | $1,000

Reserve preferred social handle on PvP - (Ex.@FortniteFun).

Tier 2 | $2,000

5% bonus shares

Tier 3 | $2,500

Custom NFT Profile Avatar (First 200).

Tier 4 | $5,000

10% bonus shares

Tier 5 | $10,000

15% bonus shares

Magic Wand Internship Placement. We'll reservea spot in our internship program for you to use or gift for up to fiveyears.

Tier 6 | $25,000

25% bonus shares

Tier 7 | $50,000

Come with the PvP team to Twitchcon in Amsterdam in 2022* (First 5 investors).

*All perks occur when the offering is completed.

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Phil Stover
@PhilStover01
Co-founder & CEO of PvP.com
California, USA
EDIT PROFILE
12
Followers
234
Following
Highlights
Posts
Games
Badges
ADD HIGHLIGHTS

TEAM



CEO & CO-FOUNDER
Phil Stover
2x Founder, Entrepreneur & Operator. Previous venture startup actively invests.



CTO & Co-Founder
Chris Gray
30 years building hyper-performing technology teams.



CMO
Jeeyan Rostam-Abadi
2019 American Business Awards Marketing Executive of the Year.



HEAD OF INFLUENCER STRATEGY
Marcella de Bie
Partner, streamer, influencer, and regular face on Twitch.tv.

Investors and Advisors



CEO, Hawke Media
Erik Huberman
Fobes 30 under 30
Founding Partner,
Hawke Ventures; Launching Fund 2



CEO, LootBear
Jimi Gecelter
CEO, ZenGaming;
backed by NfX
Israel Special Intelligence Forces



CFO, Arrowiz Entertainment
Michael Chua
Backed by Tencent
Based in Shanghai,China



CEO Vorhaus Advisors
Michael Vorhaus
Seed investments:
DraftKings (NASDAQ: DKNG)
Skillz (NYSE: SKLZ)
Tenor (sold to Google) Sapho (sold to Citrix)



CEO, StartupProgram.com
Dan Offner
Attorney at O&A P.C.
Oculus VR exit to Facebook



CRO, Icon Source
Scott Taylor
Serial Entrepreneur
Virtual Relocation exit to Monster.com



Entrepreneur & Investor
Yo Sub Kwon
Coinsetter exit to Kraken
LaunchKey, Inc. now owned by TransUnion

Lead Investor



Wavemaker is a top-decile early-stage venture capital firm founded in 2003. It is headquartered in Los Angeles and Singapore and manages over **US$550M** in assets.

Some of Wavemaker's past investments and exits include:

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Updates

10/12/21

We're Live!

PvP's equity crowdfunding campaign is live and you can now invest in the first true gamer social network.

We're kicking off this limited public offering with 20% Bonus Shares for investors who purchase shares before X.

PvP is uniquely positioned to penetrate the massive $54B global gaming market by connecting gamers with lifetime digital gamer identities and a social community where they meet, connect, build, improve, and grow together.

Don't miss your chance to maximize your investment in PvP, 20% Bonus Shares end Tuesday October, 26th.

10/14/21

PvP's Campaign Is Off To A Fast Start

We're excited to welcome over X new investors in just the first 48 hours of our equity crowdfunding campaign. Invest now to join our mission to unite the world's 2.7B gamers with the largest industry-specific social platform ever created.

Don't forget early investors in PvP's equity crowdfunding campaign will receive 20% Bonus Shares, but this offer ends soon, invest now!

10/21/21

20% Bonus Shares End Soon

Our early investor bonus equity offer ends in just a few days. Don't miss your chance to maximize your investment in PvP with 20% Bonus Shares. This offer ends Tuesday October, 26th.

Recent Press



IGN	Entrepreneur	Game Enthusiast
Inc	Tech Genez	Pitch Reviews
Hawke Media	dotLA	VGR

















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Phil Stover
@PhilStover01
Co-founder & CEO of PvP.com
California, USA
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234 Following
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© 2021 PVP.COM ALL RIGHTS RESERVED.

The above may contain forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in the above depending on a variety of factors. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable laws, we undertake no obligation to update any information contained above or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of the publishing of the above. All securities-related activity is conducted through Dalmore Group, LLC ("Dalmore"), a registered broker-dealer and member FINRA/SIPC. Dalmore does not make investment recommendations and acts only as the broker/dealer of record for the offering listed.

You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck https://brokercheck.finra.org/firm/summary/136352



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This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.



Email : invest@pvp.com

Updates   Press   Join the Discussion   FAQ   Login with DealMaker·   **INVEST NOW**

INVESTMENT OPPORTUNITY

The global need for true gamer community remains unfulfilled.

Growth Opportunity

Problem

Solution

Traction

The Product

Gaming is Bigger Than All Other Media Categories Combined and The Creator Economy is Exploding

"Authentic, real-time connection is driving meaningful growth and is set to underpin the future landscape of social media apps." (source)

We operate within a $57.9BN global market opportunity - that's a fast growing industry with a 13.4% projected CAGR through 2023 (source).

2019 consumer video game spend was $120B, three-times the size of the entire global box office (source).





Email : invest@pvp.com

Updates   Press   Join the Discussion   FAQ   Login with DealMaker   **INVEST NOW**

INVESTMENT OPPORTUNITY

The global need for true gamer community remains unfulfilled.

Growth Opportunity

Problem

Solution

Traction

The Product

Gaming is Bigger Than All Other Media Categories Combined and The Creator Economy is Exploding

"Authentic, real-time connection is driving meaningful growth and is set to underpin the future landscape of social media apps." (source)

We operate within a $57.9BN global market opportunity - that's a fast growing industry with a 13.4% projected CAGR through 2023 (source).

2019 consumer video game spend was $120B, three-times the size of the entire global box office (source).





Email : invest@pvp.com

INVESTMENT OPPORTUNITY

The global need for true gamer community remains unfulfilled.

- Growth Opportunity
- Problem
- **Solution**
- Traction
- The Product

Unite the Global Gaming Community.

Through the largest industry-specific social platform ever created.

PvP connects the world's gamers through the **ONLY SOCIAL COMMUNITY** where...

ALL GAMERS meet, connect, build, improve, and grow together, and **CREATORS, STREAMERS, and TEAMS** build audiences and earn income.







Email : invest@pvp.com

Updates   Press   Join the Discussion   FAQ   Login with DealMaker   **INVEST NOW**

INVESTMENT OPPORTUNITY

The global need for true gamer community remains unfulfilled.

| Growth Opportunity |
| Problem |
| Solution |
| **Traction** |
| The Product |

OVER 125,000 USERS ON OUR APPLICATION

Multi-platform integration across Mobile (iOS and Android), Desktop, and Twitch (extension).

We own the URL www.pvp.com and are building a global brand around it.

Partnerships and promotions with Twitch, Fullscreen Media, Alienware, and Blerp all contributing to beat gaming industry-average user retention rates with the early user base.

Users are spending nearly 30 minutes per day on PvP. More than Twitter, LinkedIn, Whatsapp, and Pinterest.

Organic growth has nearly tripled during our beta phase.







screenshot-investin.pvp.com-2021.10.14-03_14_59
https://investin.pvp.com/
14.10.2021

Email : invest@pvp.com

Updates | Press | Join the Discussion | FAQ | Login with DealMaker | INVEST NOW

- Growth Opportunity
- Problem
- Solution
- Traction
- The Product

Gamers

- Live Voice Chat
- Gamer-Tailored Profile Pages, News Feed, Search & Messaging
- Build squads and find relevant gamers who want to play, now or later.
- Content Search & Discover

Creators

- Streaming Tools & Voice Chat
- Helps Streamers Grow and Get Discovered
- Coordinate open lobbies with multiple games and squads
- Manage cross-play.



Discover. Connect. Game.



Investing Basics

How do I invest?

1. You can easily invest in our offering online using our secure online investment portal. Navigate to https://PLACEHOLDER
2. Create an account and follow the steps to complete your investor registration
3. Read the Subscription Agreement, Customer Agreement and ACH Agreement (if paying via ACH)
4. Type your full legal name to sign the Subscription Agreement
5. You're all set!

What is the price per share?

The price per share is $0.96.

Is there a minimum investment?

Yes, the minimum investment is $500.16, or 521 shares.

Where can I view the offering circular?

You can view our offering circular at the link below
View our Offering Circular (LINK PLACEHOLDER)

What happens after I invest?

1. You will receive a confirmation of your investment via email, including a signed copy of your Subscription Agreement. Once you have received your confirmation you can log in to the Deal Maker portal to view the details of your investment at any time
2. Right now PvP does not plan to list its securities on a national exchange or another secondary market. At some point PvP may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when PvP either lists their securities on an exchange, is acquired, or goes bankrupt.

Offering Details

What is equity crowdfunding?

Before crowdfunding, startups were limited to raising capital through friends &family, accredited investors ($200k+annual income or $1mm+ net worth), and traditional venture capital rounds. Passed in 2012, the Federal JOBS Act opened up the US for true equity crowdfunding by allowing non-accredited investors to invest in private companies.
The SEC has three major types of crowdfunding, all of which allow for general and online solicitation:

Regulation CF: Companies can raise up to $5mm from unaccredited investors*
Regulation D: Companies can raise unlimited money from accredited investors*
Regulation A: Companies can raise up to $75mm from the general public, including institutional investors*

We believe equity crowdfunding represents the democratization of venture investing and we want the general public to have access to invest in PvP, in our team, and in our technology! *You can read more about the JOBS Act on the SEC's website here.

Can I sell my investment?

Currently there is no market or liquidity for these securities. Right now PvP does not plan to list these securities on a national exchange or another secondary market. At some point PvP may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when PvP either lists their securities on an exchange, is acquired, or goes bankrupt.

Do I have to be a US citizen to invest?

No, you do not. The offering is open to both US citizens and non-US citizens, including overseas investors. As a global company with users all over the world we are are encouraging international investors to participate.

I previously invested in PvP. Can I add to my investment?

Yes, you can add to your investment. Investors who may have missed out on certain perks in the previous round may find this a valuable benefit. Please note that any investment in this round will need to be made at the round's minimum investment amount of$500.16, regardless of any previous investments.

It is also important to note that if you invested in the round previously (via Start Engine), the shares purchased at that time are unaffected by any subsequent share purchases. You will own the aggregate amount of shares purchased across platforms but will need to log into each respective account to view the shares purchased through that platform. We will not be transferring stock certificates to or from Start Engine.

Do I need to be an accredited investor? ⌃

The offering is open to both accredited and non-accredited investors.

How is the company using the proceeds from the round? ⌃

1. Approximately 55% to payroll and technology. Don't worry, we're not using it to give our executives massive bonuses. We are inherently a technology business. Because of that, software engineers and product developers will always be a majority of our operating costs. With proceeds from this fundraise, we will continue to hire more engineers, but we also plan to hire marketing, and other support roles.
2. Approximately 35% to marketing, media and ad spend.
3. Approximately 10% to cover G&A expenses, legal expenses, and existing financial obligations.

How long do I have to invest? ⌃

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion.

What options do I have to pay for my shares? ⌃

1. Investors can purchase shares via credit card, debit card, ACH, wire transfer, or physical check. An administrative fee of $40 will be applied to all investments.
2. Investments greater than $10,000 must be completed via ACH or wire transfer.
3. Investments greater than $20,000 must be completed via wire transfer.

I want to talk to someone, how can I get in touch? ⌄

The Company ⌃

How did PvP get started? ⌃

The idea for PvP was hatched by Phil Stover and Austin Stofer while overseas in Amsterdam for a conference in 2018. Over drinks one evening, Austin brought up the concept of a "LinkedIn" for esports. Light bulbs went off and the team turned their conference plan upside down and spent the trip speaking with gaming vendors and others who were there. Upon return, they launched into some preliminary market research and testing. It came back positive, though shifting the concept slightly away from a professional platform and more towards a pure social community for gamers. The team learned that the epic three-letter URL www.pvp.com was available for sale. Priced way above what they could pay, two initial offers were turned down before a third was unexpectedly accepted. They went on a CTO search and tracked down now CTO Chris Gray. The rest as they say, is now history.

What is PvP? ⌃

PvP is a positive gamer social community built on the most famous gaming acronym and URL in the world, "PvP" or "Player vs.Player". The platform is currently in beta and being used by Creators and Streamers to build and grow their own communities, and by everyday gamers to connect with each other across games and platforms to play for fun, take it seriously, or check out cool gaming highlights and content across 60+ games.

What's the difference between Discord, Twitch, and PvP? ⌃

First, we love Twitch and Discord and use them ourselves! At PvP we tested to learn if gamers wanted to connect and meet in general when not playing and they did. We built discover features to help facilitate these connections and we're a community-based approach to connecting gamers in a pure gamer social community. We enable users to login to PvP with Twitch and Discord credentials if they like and also have a Twitch Extension that allows Broadcasters to access PvP live in their stream.

Does PvP have Community Guidelines and how do you monitor platform activity? ⌃

You can find PvP's community guidelines HERE. Users are able to report inappropriate content and we also have a support team that monitors content.

Dalmore Direct ⌃

Why invest in startups? ⌃

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

What types of securities can I buy on Dalmore Direct? ⌃

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with Dalmore Direct.

What do I need to know about early-stage investing? Are these investments risky?

Companies on Dalmore Direct are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back?

The companies listed on Dalmore Direct are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely.Exceptions to limitations on selling shares during the one-year lock up are transfers:

- to the company that issued the securities;
- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

What information does Dalmore Direct collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the Dalmore Direct platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and Dalmore Direct. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

What happens if a company does not reach their funding goal?



If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering?



All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing?



You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@dalmoredirect.com.

How do I contact someone at Dalmore Direct?



If you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@dalmoredirect.com



© 2021 PVP.COM ALL RIGHTS RESERVED.



The above may contain forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in the above depending on a variety of factors. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable laws, we undertake no obligation to update any information contained above or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of the publishing of the above. All securities-related activity is conducted through Dalmore Group, LLC ("Dalmore"), a registered broker-dealer and member FINRA/SIPC. Dalmore does not make investment recommendations and acts only as the broker/dealer of record for the offering listed.

You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck https://brokercheck.finra.org/firm/summary/136352

POWERED by: DALMORE DIRECT

BI Form | CRS Form | Privacy Policy | Terms of Use

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.

PVP International Inc.

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Offering Class B Common Shares at USD$0.96

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